Exhibit 4.6

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made on September 7, 2021.

BETWEEN

(1)	Regencell Bioscience Limited, registration number 2236362, a company which has its registered office at 11/F, First Commercial Building, 33-35 Leighton Road, Causeway Bay, Hong Kong (the “Company”); and

(2)	Mr. Au Yat Pui, with of (the “Employee”).

IT IS AGREED as follows:-

1.	Definitions

1.1	In this Agreement the following expressions have the following meanings:

“Board”	means the board of directors of the Company from time to time;

“Business”	means all and any trades or other commercial activities of the Company which the Employee has been informed of or concerned or involved with to any material extent at any time during his appointment by the Company which the Company carries on with a view to profit;

“Confidential Information”

means any and all information of the Company (irrespective of whether recorded in documentary form or otherwise and whether contained in a list, database or other form of storage) including but not limited to knowledge of proprietary Chinese medicine, prescriptions, techniques, skills and/or methods of Related Personnel financial information, investment history or strategies, business methods or affairs, corporate plans, management systems, marketing plans, finances, pricing information, suppliers, customers, new business opportunities or research and development projects of the Company and any and all trade secrets, secret formulae, processes and techniques, inventions, designs, know-how, improvements, discoveries, technical specifications, drawings, plans, or other technical information relating to the creation, production or supply of any past, present or future product or service of the Company disclosed to the Employee during the course of the Employment, which the Employee knows or ought reasonably to have known to be confidential, concerning the business and/or affairs of the Company or its subsidiary or its customers;

“Chinese Medicine Practitioners”	means Chinese medicine practitioners registered and listed under the Chinese Medicine Ordinance (Chapter 549, the laws of Hong Kong);

“Directors”	means the directors of the Company from time to time;

“Employment”	means the Employee’s employment in accordance with the terms and conditions of this Agreement;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Parties”	means collectively the Company and the Employee, or any of them a ‘Party’;

“Related Personnel”	means (i) the Directors; (ii) officers, employees, consultants, agents and representatives of the Company; (iii) listed Chinese Medicine Practitioner Mr. AU Sik Kee (區錫機) (listing number: 05950); and (iv) all other listed Chinese Medicine Practitioners engaged by the Company (if any);

“Working Day”	means Monday to Friday excluding statutory holidays, a day on which banks generally are open in Hong Kong for transaction of normal banking business.

1.2	In this Agreement, unless the context otherwise requires, words denoting a singular number only shall include the plural and vice versa and words denoting the masculine gender shall include the feminine and vice versa.

1.3	The heading in this Agreement are inserted only for convenience and shall not affect its construction.

1.4	Any reference in this Agreement to an Ordinance shall be deemed to include any statutory modification or re-enactment thereof.

1.5	Any reference to person shall include body corporate, unincorporated body and individual.

2.	Appointment and Job Description

2.1	Conditional upon the Employee’s production to the satisfaction of the Company and valid employment visa (where applicable) or proof of permanent residency in Hong Kong on his capacity and eligibility to work in Hong Kong (the “Conditions Precedent”), the Company shall employ the Employee and the Employee shall serve the Company as Senior Vice President of Operations subject to and upon the terms of this Agreement.

2.2	Subject to Clause 11, the Employee shall diligently and faithfully and to the best of his skill and ability serve the Company and perform all of the following duties:

(a)	Formulate strategic and operational objectives to improve overall operational processes and best practices;

(b)	Develop, implement, and maintain quality assurance protocols to ensure proper operations of the organization;

(c)	Ensure operational activities remain on time and within a defined budget;

(d)	Work closely with our strategic partner, research staffs and related third parties to ensure effective communication among all parties, and to make sure activities remain compliant with predefined standards to achieve productivity targets;

(e)	Oversee materials and inventory management;

(f)	Handle general enquiries and ad hoc tasks as assigned.

2.3	The Employment shall begin immediately upon the fulfilment of all of the Conditions Precedent unless waived by the Company in its sole and absolute discretion, whichever is the later (the “Effective Date”), and will be subject to a probation period of three (3) months. The Employment shall continue on annual basis until terminated in accordance with the provisions of Clause 12 herein.

2.4	The Employee represents and warrants that he is not bound by or subject to any court order, agreement, arrangement, commitment or undertaking which is in any way restricts or prohibits him from entering into this Agreement or from performing his duties hereunder.

3.	Duties

3.1	During the Employment, the Employee shall:

(a)	diligently and faithfully and to the best of his skill and ability serve the Company and perform all such duties and exercise all such powers as are lawfully and properly assigned to him from time to time by the manager;

(b)	comply with all directions lawfully and properly given to him by the manager;

(c)	unless prevented by sickness, injury or other incapacity, devote all of his working hours, attention and abilities to the Business of the Company for which he is required to perform duties;

(d)	use his best endeavors to protect, promote and act in the best interests of the Company;

(e)	promptly provide the manager with all such information as he may require in connection with the business or affairs of the Company for which he is required to perform duties; and

(f)	comply with all laws and regulations applicable to the Employee or the Employment and any codes of conduct, policies or rules adopted by the Company from time to time.

3.2	The Employee’s normal working hours shall be 0900 hours to 1800 hours from Monday to Friday. The Employee acknowledges and agrees that working outside normal working hours may be required from time to time in the proper performance of his duties. The Employee agrees to consider in good faith to work such additional hours as required and acknowledges that he has no entitlement to additional remuneration for such additional hours worked in excess of his normal working hours.

3.3	The Employee’s normal place of work is the Company’s office in Hong Kong unless and until the Employee is relocated at the request of the Company.

3.4	The Employee agrees to travel outside Hong Kong as may be required for the proper performance of his duties under the Employment.

4.	Salary and Bonus

4.1	The Employee’s monthly salary is per month, less any deductions or withholdings required by law (“Base Salary”). Any revision to the Base Salary shall be at the absolute discretion of the Company.

4.2	The Employee’s Base Salary shall accrue on a daily basis, and shall be payable in arrears on the last day of each month during the Employment, provided that if the Employment is terminated prior to the end of a month the Employee shall only be entitled to a proportionate part of such Base Salary in respect of the period of employment during the relevant month up to the date of termination.

4.3	Subject to the Board’s discretion and determination, the Employee may be entitled to an annual performance bonus in such sum as may be determined by the Board at its absolute discretion on completion of every twelve (12) months’ service (“Discretionary Bonus”). The payment of Discretionary Bonus for a year does not imply any entitlement to Discretionary Bonus in any other year.

4.4	The Employee shall be reimbursed for all out-of-pocket expenses necessarily and reasonably incurred by him in the proper performance of his duties, which expenses shall be evidence in such manner as the Board may require.

5.	Pension

The Employee must join the Company’s Mandatory Provident Fund Scheme (the “Scheme”), subject to the terms and conditions of the Scheme from time to time in force.

6.	Annual Leave

6.1	The Employee is entitled to fifteen (15) Working Days’ paid holiday (inclusive of relevant statutory annual leave) per calendar year (from January to December) upon completion of the 3-month probation period during his Employment (plus statutory holidays in Hong Kong.)

6.2	Annual leave must be taken with the Company’s prior written approval at such time or times convenient to the Company.

6.3	To the extent permitted by applicable law, untaken holiday entitlement may not be carried forward to a future calendar year and the Employee has no entitlement to be paid in lieu of accrued but untaken holiday.

6.4	On termination of the Employment, the Employee will be paid in lieu of any accrued and untaken annual leave in respect of the final calendar year of the Employment. Payment in respect of any accrued and untaken annual leave entitlement in excess of statutory annual leave entitlement will be based on the Employee’s annual Base Salary only.

6.5	If on termination of the Employment, the Employee has taken more Working Days’ paid annual leave than his accrued entitlement, the Company is authorized to deduct the appropriate amount from his final salary.

7.	Taxes

7.1	The Employee shall be responsible for filing tax returns and payment of all taxes that may be imposed by reason of his receipt of Base Salary, Discretionary Bonus and any other benefits referred to in or contemplated under this Agreement.

7.2	Nothing in this Clause 7 limits the rights of the Company to withhold or make deductions from amounts payable to the Employee under this Agreement that are required by law.

8.	Sickness and Other Incapacity

8.1	Subject to the Employee’s compliance with the Company’s policy on notification and certification of periods of absence from work, the Employee will continue to be paid his full salary during any period of absence from work due to sickness, injury or other incapacity, up to the maximum number of paid sickness days to which the Employee is entitled under the Employment Ordinance (Chapter 57, the laws of Hong Kong) at the time of absence.

8.2	The Employee shall not be paid during any period of absence from work (other than due to holiday, sickness, injury or other incapacity) without the prior written permission of the Company.

8.3	If on termination of Employment, the Employee has taken more Working Days’ paid sick leave than his accrued entitlement by law, the Employee must repay the un-accrued sick leave pay, which may (at the sole and absolute discretion of the Company) be repaid by way of deduction from any monies due to the Employee on termination of the Employment. The Company is authorized to deduct the appropriate amount from his salary.

9.	Conflict of Interests

9.1	During the Employment the Employee shall not (without the Company’s prior written consent) be directly or indirectly employed, engaged, concerned or interested in any other business activity, trade or occupation.

9.2	The Employee confirms that, to the best of his knowledge, he has fully disclosed to the Company all circumstances in respect of which there is a conflict of interest between the Company and the Employee or any connected person. As soon as the Employee is aware of any such conflict of interest arises during the Employment, the Employee shall promptly inform the Company of such conflict and provide confirmation in writing.

10.	Confidentiality

10.1	The Employee hereby irrevocably acknowledges and agrees:

(a)	that all communications between the Company and the Employee and all information and other materials supplied to or received by any Party from the other Party which is either marked ‘Confidential’ or is by its nature intended to be for the knowledge of the recipient alone, and all information concerning the business transactions and the financial arrangements of the Company with any person with whom any of them is in a confidential relationship with regard to the matter in question coming to the knowledge of the recipient shall be strictly kept confidential by the Employee;

(b)	that the Confidential Information is valuable to the Company;

(c)	that the Employee is provided with access to Confidential Information so that the Employee is properly able to carry out the duties pursuant to this Agreement;

(d)	that the Employee owes, without limitation, a duty of trust and confidence to the Company and a duty to act at all times during his Employment in the best interests of the Company; and

(e)	that the disclosure of any Confidential Information to any person or company including customer, actual or potential competitor of the Company, or any third party may seriously jeopardize the Company’s position and may cause immeasurable damage to the Company and therefore the restrictions contained in Clause 10 of this Agreement are reasonable to protect the interest of the Company.

10.2	The Employee undertakes that he shall keep secret and shall not at any time (whether during the Employment or thereafter) divulge, communicate to person or use any Confidential Information for his own or another’s advantage, or reveal to any person, including but not limited to his spouse, family members and friends, firm, company or organization, and shall use his best endeavours to prevent the publication or disclosure of, any Confidential Information.

10.3	The restrictions in this clause shall not apply:

(a)	to any disclosure or use authorized by the Company or required by the Employment;

(b)	to disclosure to the extent required by law, provided that the Employee:

(i)	provides the Company with as much prior written notice as possible of such a requirement so that the Company may seek a protective order or other appropriate remedy, to the extent permitted; and

(ii)	reveals only that part of the Confidential Information which he is legally obliged to disclose; or

(c)	to information or knowledge which has come into the public domain without fault on the part of the Employee.

10.4	Clause 10 of this Agreement shall survive notwithstanding termination of this Agreement.

10.5	In the event the Employee fails to observe or comply with Clause 10 of this Agreement, the Company may institute legal proceedings against the Employee or take whatever action that the Company may deem appropriate to protect its rights over the Confidential Information including but not limited to seeking injunctive relief and/or monetary damages.

10.6	All notes, memoranda, records and writings made by the Employee in relation to the business of the Company or concerning any of his dealings or affairs or the dealings or affairs of any clients or customers of the Company shall be and shall remain the property of the Company and shall be handed over by him to the Company from time to time on demand and in any event upon his termination of the Employment and the Employee shall not retain any copy thereof.

11.	Restrictions on the Employee

11.1	The Employee undertakes to the Company that at any time during the term of the Employment and for a period of eighteen (18) months after expiry or termination of this Agreement, whichever is later, he shall not:

(a)	in Hong Kong either on his own account or in conjunction with or as an agent or in such other capacity on behalf of any person, firm or company, carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent, consultant, adviser or otherwise in carrying on any business in direct or indirect competition with the Company;

(b)	either on his own account or in conjunction with or on behalf of any other person, firm or company solicit or entice away or attempt to solicit or entice away from the Company the customer of any person, firm, company or organization who is or shall at any time within two (2) years prior to such cessation have been a customer, client, identified prospective customer or client, representative, agent or correspondent of the Company;

(c)	either on his own account or in conjunction with or on behalf of any other person, firm or company solicit or entice away or attempt to solicit or entice away from the Company any person who is or shall have been at the date of or within two (2) years prior to such cessation a director, officer, manager, consultant or employee of the Company whether or not such person would commit a breach of contract by reason of leaving such employment; or

(d)	receive on his own account or in conjunction with or on behalf of any other person, firm or company any benefit (monetary or otherwise), directly or indirectly, from the prospective investor, investor or any related persons (including their respective shareholders, directors, officers, employees).

12.	Termination

12.1	During the first month of the probation period, no notice period or payment in lieu by either Party is required. From the second month of the probation period onwards, seven (7) days’ prior written notice or payment in lieu of notice (“Payment in Lieu”) should be given by either Party. After the probation period and upon confirmation of employment, either Party may terminate the Employment by giving the other 1 month’s prior written notice or Payment in Lieu.

12.2	For the avoidance of doubt, the Employee shall not be entitled to receive any payment in addition to the Payment in Lieu in respect of any leave entitlement that would have accrued during the period for which the Payment in Lieu is made. The Payment in Lieu shall be subject to such deductions as may be required by law and shall be made in full and as final settlement of any claims (other than statutory claims) either Party may have against the other Party arising from the Employment or the termination thereof.

12.3	The Company may also terminate the Employment immediately and with no liability to make any further payment to the Employee (other than in respect of amounts accrued due at the date of termination and any amount required by law) if the Employee:

(a)	commits any serious or repeated breach of any of his obligations under this Agreement or his Employment;

(b)	is guilty of serious misconduct which, in the Company’s reasonable opinion, has damaged or may damage the business or affairs of the Company;

(c)	is guilty of conduct which, in the Company’s reasonable opinion, brings or is likely to bring him, the Company into disrepute;

(d)	is convicted of a criminal offence; or

(e)	is declared bankrupt or is being filed against a petition for bankruptcy order.

This clause shall not restrict any other right the Company may have (whether at common law or otherwise) to terminate the Employment summarily.

Any delay by the Company in exercising its rights under this clause shall not constitute a waiver of those rights.

12.4	On termination of the Employment for whatever reason (and whether in breach of contract of otherwise) the Employee shall:

(a)	as soon as possible deliver to the Company originals and copies of all books, documents, computer records, materials, notes, memoranda, statements, files, computer hardware/software, and any other property regardless of form, format or media, relating to the business of or belonging to the Company which is in his possession or under his control. The Employee is not entitled to retain copies or reproductions of any such property; and

(b)	as soon as possible resign from any office he holds with the Company without any compensation for loss of office.

12.5	The Employee shall not at any time after termination of the Employment represent him as being in any way concerned with or interested in the affairs of the business of, or employed by, the Company.

12.6	The Employee shall not at any time after termination of the Employment contact, approach, liaise, communicate with or solicit business from any of the Company’s customers.

13.	Miscellaneous

13.1	This Agreement, together with any other documents referred to in this Agreement, supersedes all other agreements both oral and in writing between the Company and the Employee and for any terms of employment previously in force between the Company and the Employee, if any, whether or not on a legal or formal basis (which shall be deemed to have been terminated by mutual consent). The Employee acknowledges that he has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of the Employee’s contract of employment. Nothing in this clause shall exclude any liability for, or remedy in respect of, fraudulent misrepresentation by a Party.

13.2	If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by law, all other provisions of this Agreement shall nevertheless remain in full force.

13.3	This Agreement shall be governed by, and interpreted in accordance with, Hong Kong law.

13.4	Except as expressly provided otherwise in this Agreement, the courts of Hong Kong are to have exclusive jurisdiction to settle any disputes (including claims for set-off and counterclaims) which may arise in connection with this Agreement. For such purposes each Party irrevocably submits to the jurisdiction of the Hong Kong courts.

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written above

The Employee
SIGNED by	)
AU, Yat-Pui	)	/s/ AU, Yat-Pui
holder of Passport No.	)
)
in the presence of: Belinda Mak	)	/s/ Belinda Mak

The Company
SIGNED by	)
CHUNG, James Wai Hong	)	/s/ CHUNG, James Wai Hong
for and on behalf of	)
Regencell Bioscience Limited	)
in the presence of: Belinda Mak	)	/s/ Belinda Mak